Exhibit 12.1
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings
Net income (loss) from continuing operations	$(79,554)	$(275,040)	$(259,855)	$(391,948)	$(154,259)
Add (subtract):
Equity in (earnings) losses of unconsolidated ventures	(85,477)	(88)	2,738	(2,550)	1,524
Distributions from private equity funds	218,199	—	—	—	—
Distributions from unconsolidated ventures	16,526	2,920	1,695	28,894	24,325
Interest expense	178,659	140,093	140,268	124,238	114,127
Total earnings	$248,353	$(132,115)	$(115,154)	$(241,366)	$(14,283)
Fixed Charges
Interest expense	178,659	140,093	140,268	124,238	114,127
Total Fixed Charges	178,659	140,093	140,268	124,238	114,127
Preferred stock dividends	55,516	27,025	20,925	20,925	20,925
Total Combined Fixed Charges and Preferred Stock Dividends	$234,175	$167,118	$161,193	$145,163	$135,052
Ratio of earnings to fixed charges(1)	1.39	(0.94)	(0.82)	(1.94)	(0.13)
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	1.06	(0.79)	(0.71)	(1.66)	(0.11)
Deficiency related to ratio of earnings to fixed charges	NA	$(272,208)	$(255,422)	$(365,604)	$(128,410)
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	$(299,233)	$(276,347)	$(386,529)	$(149,335)
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(1)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the ratios of earnings to fixed charges were 1.35, 2.41, 1.93, 1.61, and 1.64, respectively.

(2)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to unconsolidated ventures recognized in the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the ratios of earnings to combined fixed charges and preferred stock dividends were 1.03, 2.02, 1.68, 1.38, and 1.38, respectively.